UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

328 Silver Hill Road

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, “Schedule 14D-9”) originally filed by IEC Electronics Corp., a Delaware corporation (“IEC” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 26, 2021, relating to the tender offer by Creation Technologies International Inc., a Delaware corporation (“Parent”) and CTI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at an offer price per Share of $15.35, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2021 (as it may be amended or supplemented from time to time), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading of the section entitled “Item 8. Additional Information—Legal Proceedings,” beginning on page 35 of the Schedule 14D-9 and replacing it with the following paragraphs:

On August 30, 2021, a lawsuit was filed against the Company and the members of the Company’s board of directors in the United States District Court for the District of Delaware (the “District Court”), captioned Shiva Stein v. IEC Electronics Corp. et al. (No. 1:21-cv-01253-CFC) (the “Stein Complaint”). On August 31, 2021, a lawsuit was filed against the Company, members of the Company’s board of directors, Purchaser, Parent and Guarantor in the District Court, captioned Alex Ciccotelli v. IEC Electronics Corp. et al. (No. 1:21-cv-01255-CFC) (the “Ciccotelli Complaint”). On September 2, 2021, a lawsuit was filed against the Company and members of the Company’s board of directors in the District Court, captioned Shawn Strickland v. IEC Electronics Corp. et al. (No. 1:21-cv-01266-CFC) (the “Strickland Complaint”). On September 9, 2021, a lawsuit was filed against the Company and members of the Company’s board of directors in the District Court, captioned Christopher Taylor v. IEC Electronics Corp. et al. (No. 1:21-cv-01283-UNA) (the “Taylor Complaint”). On September 10, 2021, a lawsuit was filed against the Company and members of the Company’s board of directors in the United States District Court Eastern District of New York, captioned Cynthia Ostrander v. IEC Electronics Corp. et al. (No. 1:21-cv-05064-BMC) (the “Ostrander Complaint” and, collectively with the Stein Complaint, the Ciccotelli Complaint, the Strickland Complaint and the Taylor Complaint, the “Complaints”). The Complaints generally allege, among other things, that the Company and the members of the Company’s board of directors violated Section 14 of the Exchange Act and Rule 14d-9 promulgated thereunder by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the transactions contemplated in the Merger Agreement. The Complaints also allege that the members of the Company’s board of directors violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Ciccotelli Complaint asserts that the Purchaser, Parent, Guarantor and the members of the Company’s board of directors are also controlling persons with the ability to prevent the Schedule 14D-9 from being materially false and misleading. The Complaints seek, among other things, an injunction against the consummation of the transactions contemplated in the Merger Agreement, rescission or an award of rescissory damages in the event such transactions are consummated, and an award of costs for the actions, including reasonable attorneys’ and experts’ fees.

The Company, the Parent and the Purchaser believe that the allegations and claims asserted with respect to the Company, the Company’s board of directors, Purchaser, Parent and Guarantor are without merit.

If additional similar complaints are filed, absent new or different allegations that are material, the Company, the Parent and the Purchaser will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEC ELECTRONICS CORP.

	By:	/s/ Thomas L. Barbato
Date: September 13, 2021	Name:	Thomas L. Barbato
	Title:	Senior Vice President and Chief Financial Officer